Exhibit 99.2
Independent Accountant's Report
Structured Products Corp., as Depositor
390 Greenwich Street
New York, New York 10013

U.S. Bank Trust National Association, as Trustee
Corporate Trust Department
100 Wall Street
New York, NY 10005

Re:	TIERS Corporate Bond-Backed Certificates, Trust MOT 1998-5 (the "Trust")
Ladies and Gentlemen:

We have examined management's assertions that the Depositor and the Trustee have complied, in all material respects, with the provisions of the Base Trust Agreement dated as of May 19, 1998, as supplemented by the TIERS Corporate Bond-Backed Supplement Trust MOT 1998-5, dated as of May 19, 1998 (together, the "Trust Agreement"), during the period covered by the annual report on Form 10-K filed by the Depositor on behalf of the Trust for the year ended December 31, 2017 (the "Annual Report").  Management is responsible for compliance with the Trust Agreement. Our responsibility is to express an opinion on management's assertions based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.  Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

In our opinion, the Depositor and the Trustee have complied, in all material respects, with the Trust Agreement during the period covered by the Annual Report and management's assertions with respect to such compliance are fairly stated, in all material respects, for the year ended December 31, 2017.

/s/ Aston Bell, CPA

New York, New York
March 20, 2018